Exhibit (a)(1)(G)

This announcement is not an offer to buy or the solicitation of an offer to sell any Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 22, 2010 and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ArcSight, Inc.

at

$43.50 Net Per Share

by

Priam Acquisition Corporation

a wholly-owned subsidiary of

Hewlett-Packard Company

Priam Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned, direct or indirect, subsidiary of Hewlett-Packard Company, a Delaware corporation (“HP”), is offering to purchase all outstanding shares of common stock, par value $0.00001 per share (“Shares”), of ArcSight, Inc., a Delaware corporation (“ArcSight”), at a purchase price of $43.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22,

2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON TUESDAY, OCTOBER 19, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer, a number of Shares which, together with the Shares then owned by HP and its subsidiaries, including Purchaser, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (as defined in the Offer to Purchase) (the “Minimum Condition”) and (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of requisite regulatory approvals under the antitrust laws of Austria and Germany.  The Offer is also subject to certain other terms and conditions. See “Introduction” and Sections 1 and 14—“Terms of the Offer” and “Conditions of the Offer” of the Offer to Purchase.  There is no financing condition to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 13, 2010 (as it may be amended, from time to time, the “Merger Agreement”), by and among HP, Purchaser and ArcSight. Under the terms of the Merger Agreement, following the consummation of the Offer and subject to certain conditions described in the Offer to Purchase, Purchaser will merge with and into ArcSight (the “Merger”) and all then outstanding Shares will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 12 of the Offer to Purchase.

The ArcSight board of directors unanimously has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to ArcSight and ArcSight’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.  The ArcSight board of directors unanimously recommends that ArcSight stockholders accept the Offer, tender their Shares pursuant to the Offer and (if required under Delaware law) adopt the Merger Agreement.

The Merger Agreement provides that:  (i) Purchaser will extend the Offer for any period required by any rule or regulation of the United States Securities and Exchange

Commission or The NASDAQ Global Market which is applicable to the Offer; and (ii) in the event that all of the conditions to the Offer, including the Minimum Condition or any of the other conditions set forth in Section 14 of the Offer to Purchase, are not satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer, Purchaser will extend the Offer for successive extension periods of 10 business days each in order to permit the satisfaction of all of the conditions to the Offer.  In any event, under the Merger Agreement, Purchaser is not required to extend the Offer beyond March 13, 2011 (or, under certain circumstances, June 13, 2011) or after termination of the Merger Agreement, and Purchaser will not extend the Offer if prohibited by law.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934 and subject to the provisions of the Merger Agreement, Purchaser may elect to provide a subsequent offering period of between 3 and 20 business days beginning the next business day after the expiration of the Offer. Purchaser does not currently intend to provide a subsequent offering period, although Purchaser reserves the right to do so.

Subject to certain important restrictions set forth in the Merger Agreement (including, without limitation, the need to obtain ArcSight’s consent in order to waive the Minimum Condition or decrease the Offer Price) and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser reserves the right to waive any condition of the Offer, increase the Offer Price or modify other terms of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer.  Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders.  Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases (including during any subsequent offering period), Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after November 21, 2010, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares.  The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution.  If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. Purchaser will determine, in its sole discretion, all questions as to validity, form, eligibility (including time of receipt) and acceptance of any notice of withdrawal. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, HP or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer.  Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

Purchaser has received from ArcSight its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares.  Purchaser will send this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. For a more detailed description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase. Each

holder of Shares should consult its own tax advisor regarding the particular tax consequences to the holder of the Offer and the Merger, including any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at our expense.  Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer Is BNY Mellon Shareowner Services, a Subsidiary of:

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

September 22, 2010